UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2009

Mizuho Financial Group, Inc.

By:	/s/ Takashi Tsukamoto
Name:	Takashi Tsukamoto
Title:	Deputy President / CFO

March 13, 2009

To whom it may concern

Corporate Name	:	Mizuho Financial Group, Inc.
Representative	:	Terunobu Maeda, President & CEO
Head Office	:	5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo, Japan
Code Number	:	8411 (TSE 1st Sec., OSE 1st Sec.)

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors, corporate auditors and executive officers (including changes in their areas of responsibility) of the following entities within the Group. (While changes in the directors, corporate auditors and executive officers of Mizuho Securities Co., Ltd. (MHSC) were announced on March 4, 2009 by MHSC, such changes are also included within this announcement of changes for the whole Group.)

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Securities Co., Ltd. (announced by MHSC on March 4, 2009)

Tel: +81-(0)3-5224-2026
Public Relations Office
Corporate Communications
Mizuho Financial Group, Inc.

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Shin Kuranaka	Executive Officer General Manager of Human Resources	General Manager of Human Resources

Mr. Hiroshi Iwamoto	Executive Officer Mizuho Research Institute, Ltd. Managing Executive Officer	General Manager for Corporate Planning Mizuho Research Institute, Ltd. Chief Economist

Mr. Masakane Koike	Executive Officer General Manager of Financial Planning	General Manager of Financial Planning

Mr. Masanori Murakami	Retired	Executive Officer General Manager of Corporate Communications

[Executive Officer Appointees]

Name	Shin Kuranaka
Date of Birth	Oct. 5, 1957
Education	Mar. 1981	Graduated from Faculty of Economics, Kyoto University
Business Experience	Apr. 1981	Joined The Industrial Bank of Japan, Limited
Joint General Manager of Human Resources Division of Mizuho Corporate Bank, Ltd.
General Manager of Career Development Division
General Manager of Human Resources of Mizuho Financial Group, Inc. (current)

Name	Hiroshi Iwamoto
Date of Birth	Feb. 20, 1959
Education	Mar. 1981	Graduated from Faculty of Economics, the University of Tokyo
Business Experience	Apr. 1981	Joined The Dai-ichi Kangyo Bank, Limited
Joint General Manager of Human Resources Department, Planning Group of Mizuho Securities Co., Ltd.
Senior Manager of Corporate Planning of Mizuho Financial Group, Inc. (Mizuho Research Institute, Ltd.)
General Manager for Corporate Planning (Chief Economist of Mizuho Research Institute, Ltd.) (current)

Name	Masakane Koike
Date of Birth	July 9, 1959
Education	Mar. 1982	Graduated from Faculty of Law, the University of Tokyo
Business Experience	Apr. 1982	Joined The Dai-ichi Kangyo Bank, Limited
Corporate Officer of Financial Control & Accounting Group and Deputy General Manager of Accounting Division of Mizuho Corporate Bank, Ltd.
General Manager of Credit Cordination Division
General Manager of Financial Planning of Mizuho Financial Group, Inc. (current)

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Hirohisa Kashiwazaki	Executive Officer General Manager of Ginza Branch and General Manager of Ginza Branch Division I	Executive Officer General Manager of Ginza Branch

Mr. Motohiro Kaneko	Executive Officer General Manager of Head Office	Executive Officer General Manager of Executive Secretariat

Mr. Yoshinori Yukimoto	Executive Officer General Manager of Internal Audit Division	General Manager of Corporate Credit Supervision Division II

Mr. Yoshihide Akazawa	Executive Officer Nagoya Branch	General Manager of Nagoya Branch

Mr. Shuzo Fujii	Executive Officer General Manager of Nanba Branch	General Manager of Nanba Branch

Mr. Yasunori Tsujita	Executive Officer General Manager of Personal Marketing Division	General Manager of Consulting Business Development Division

Mr. Hiroshi Tsujiuchi	Executive Officer General Manager of Treasury Division	General Manager of Treasury Division

Mr. Michio Abe	Executive Officer General Manager of Sapporo Branch	General Manager of Sapporo Branch

Mr. Junji Irie	Executive Officer General Manager of Kobunacho Branch	Mizuho Corporate Bank, Ltd. General Manager of Osaka Corporate Banking Division No.2

Mr. Yuuichi Tao	Executive Officer General Manager of Branch Banking Division	General Manager of Aoyama Corporate Banking Department of Aoyama Branch

Mr. Ken Nakamura	Executive Officer General Manager of Kyobashi Branch	General Manager of Toranomon Branch

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Shouzou Kazama	Retired	Executive Officer General Manager of Shimbashi Corporate Banking Department of Shimbashi Branch

Mr. Kenkichi Nomura	Retired	Executive Officer General Manager of Loan & Trade Business Administration Division

Mr. Yuichi Nakagawa	Retired	Executive Officer General Manager of Shibuya-chuo Branch

[Mizuho Corporate Bank, Ltd. (MHCB)]

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Yukio Yasuda	Executive Officer General Manager of Compliance Division	Executive Officer General Manager of International Coordination Division

Mr. Harusato Nihei	Executive Officer General Manager of Human Resources Management Division	Executive Officer General Manager of Taipei Branch

Mr. Nobutoshi Ogawa	Executive Officer General Manager of Corporate Banking Division No. 1	General Manager of Corporate Banking Division No. 1

Mr. Kazunari Higuchi	Executive Officer General Manager of Internal Audit Division	General Manager of Settlement & Clearing Services Division

Mr. Kouichi Hasegawa	Executive Officer General Manager of Corporate Banking Division No. 9	General Manager of Corporate Banking Division No. 9

Mr. Noboru Akatsuka	Executive Officer General Manager of Corporate Banking Division No. 18	General Manager of Corporate Banking Division No. 18

Mr. Atsushi Takahashi	Executive Officer General Manager of Derivative Products Division	General Manager of Derivative Products Division

Mr. Tougo Shimizu	Executive Officer General Manager of Executive Secretariat	General Manager of Career Development Division

Mr. Masayuki Yonetani	Executive Officer General Manager of Corporate Banking Coordination Division	General Manager of Corporate Banking Coordination Division

Mr. Nobuyuki Fujii	Executive Officer General Manager of Corporate Banking Division No. 11	General Manager of Corporate Banking Division No. 11

Mr. Atsushi Narikawa	Executive Officer General Manager of Corporate Banking Division No. 13	General Manager of Seoul Branch

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Akira Sugano	Executive Officer General Manager of International Coordination Division	General Manager of Global Alternative Investment Division

Mr. Masayuki Hoshi	Executive Officer General Manager of Corporate Banking Division No. 17	General Manager of Global Trade Finance Division

Mr. Sukehiro Ito	Retired	Executive Officer General Manager of Corporate Banking Division No. 5

Mr. Shigeto Yanase	Retired	Executive Officer General Manager of Americas Corporate Banking Division No. 1

[Mizuho Securities Co., Ltd. (MHSC)]

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Yutaka Endo	Deputy President (Representative Director) Head of Asia Committee	Managing Director Head of Planning Group

Mr. Kenji Matsui	Managing Director Head of Internal Control Group Legal Department Underwriting Credit Evaluation Department	Managing Director Head of Internal Control Group Legal Department

Mr. Kiyokata Somekawa	Managing Director Head of Risk Management & Finance Group	Managing Director Head of Risk Management & Finance Group

Mr. Mitsuo Hirakata	Managing Director International Department Beijing Representative Office Shanghai Representative Office Mumbai Representative Office	Mizuho Corporate Bank, Ltd. Corporate Auditor (full-time)

Mr. Yoshinori Yaso	Managing Director M&A, Global Investment Banking Groups	Managing Director M&A, Global Investment Banking Groups Asia/Oceania,Investment Banking Group Deputy Head of Asia Committee

Mr. Takaaki Kato	Managing Director Co-Head of Client Coverage Investment Banking Group	Managing Director Co-Head of Client Coverage Investment Banking Group

Mr. Koichi Kubo	Managing Director Co-Head of Client Coverage Asia/Oceania,Investment Banking Group, Deputy Head of Asia Committee	Mizuho Corporate Bank, Ltd. Executive Officer General Manager of Forex Division

Mr. Shingo Ishizaki	Managing Director Head of Kansai Investment Banking Group	Managing Director Head of Kansai Investment Banking Group

Mr. Futoshi Okada	Managing Director Deputy Head of Asia Committee Co-Head of Client Coverage Investment Banking Group	Managing Director Deputy Head of Asia Committee

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Shigeki Matsushima	Managing Director Mizuho International plc Executive Chairman of the Board Mizuho Securities USA Inc. Non-Executive Chairman of the Board	Managing Director Mizuho Securities USA Inc. Director & Chairman of the board

Mr. Hiroto Koda	Managing Director Head of Planning Group, General Manager of Corporate Planning Department	Joint Head of Planning Group, General Manager of Corporate Planning Department

Mr. Keiki Kimura	Managing Director Joint Head of Internal Control Group	Joint Head of Internal Control Group

Mr. Masaya Usuha	Managing Director Joint Head of Risk Management & Finance Group	Joint Head of Risk Management & Finance Group

Mr. Osamu Honda	Managing Director General Manager of Human Resources Department	General Manager of Human Resources Department

Mr. Takeshi Senda	Managing Director Investment Department	Managing Director Deputy Head of Asia Committee

Mr. Daisuke Yamamoto	Managing Director Financial Institutions & Public Institutions, Global Investment Banking Groups Co-Head of Client Coverage Investment Banking Group	Managing Director Co-Head of Client Coverage Investment Banking Group

Mr. Masahiro Miyamoto	Managing Director Co-Head of Client Coverage Investment Banking Group Chubu Investment Banking, Investment Banking Group	Managing Director Co-Head of Client Coverage Investment Banking Group

Mr. Yukio Ikemura	Managing Director Co-Head of Client Coverage Investment Banking Group	Mizuho Corporate Bank, Ltd. General Manager of Kabutocho Corporate Banking and Securities Business Division

Name	New Position (effective as of April 1, 2009)	Current Position
Mr. Seiichiro Ino	Managing Director Deputy Head of Asia Committee	Mizuho Corporate Bank, Ltd. General Manager of Global Products Coordination Division

Mr. Muneaki Kiyota	Managing Director Mizuho Bank (Switzerland) Ltd. President & CEO	Mizuho Corporate Bank, Ltd. General Manager of Bangkok Branch

Mr. Masahiro Murayama	Retired	Deputy President (Representative Director) Head of Asia Committee

Mr. Yoshiaki Ohashi	Retired	Managing Director Human Resources Department Underwriting Credit Evaluation Department Investment Department

Mr. Makoto Fujimaki	Retired	Managing Director Joint Head of Investment Banking Group

Mr. Akira Kawamura	Retired	Managing Director Chubu Investment Banking, Investment Banking Group

Mr. Satoshi Itoh	Retired	Managing Director Financial Institutions & Public Institutions, Global Investment Banking Groups

Mr. Junichi Kato	Retired	Managing Director Mizuho Bank (Switzerland) Ltd. President & CEO

The appointment of Mr. Yutaka Endo as director is subject to approval at the general meeting of shareholders of MHSC to be held on March 19, 2009.

Name	New Position (effective as of May 6, 2009)	Current Position
Mr. Kenji Matsui	Retired	Managing Director Head of Internal Control Group Legal Department

Mr. Manabu Okano	Retired	Corporate Auditor (full-time)